August 7, 2025

Shahan Ohanessian
Chief Executive Officer
VenHub Global, Inc.
518 S. Fair Oaks Ave
Pasadena, CA

       Re: VenHub Global, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 15, 2025
           CIK No. 0001972234
Dear Shahan Ohanessian:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted July 15, 2025
Cover page

1. Please revise to disclose the sales prices in recent private transactions of your securities.
2. It appears that you have an ongoing CF Offering which will run concurrently with this offering. Tell us whether you intend to include the shares issued in the crowdfunding in this registration statement.
3. Please clarify what will occur if the financial advisor does not approve the Current
       Reference Price.
 August 7, 2025
Page 2
Prospectus Summary, page 1

4. Please describe in more detail how each store's AI algorithm will tailor its offerings to meet individual customers' preferences.
5. We note your disclosure that you intend to rely primarily on debt financing to supplement cash flows generated by services. This does not appear to be consistent with your disclosure on pages F-8 and F-25 that you intend to fund your operations with funding from a crowdfunding campaign. Please revise or advise. Summary Financial Information, page 2

6. Please revise to ensure that all amounts and column headings presented are consistent with your annual and interim financial statements. For example, we note that the
       March 31, 2025 total liabilities and total stockholders' (deficit) amounts presented on page 3 are different than those presented on page F-3.
Risk Factors, page 5

7. Please disclose material risks resulting from the structure of your offering. For example, consider addressing increased price and market volatility; the novel process of the listing and setting the opening trading price; that the opening trading price may not be related to historical sales prices; lack of safeguards associated with a traditional underwritten offering (i.e., no price stabilization, no greenshoe, no book building, no lock-ups); uncertainty associated with the fact that few companies have undertaken direct listings to date; and any impact of your brand and consumer recognition on the demand for shares.
8. Please tell us what consideration you have given to including a risk factor discussing the differences a tracing requirement could pose to securities liability challenges brought under Section 11 and Section 12 for a direct listing versus a traditional IPO and the impact that it would have on you and potential investors. We note the courts have addressed whether a plaintiff is required to trace their purchase of shares to the shares registered pursuant to the registration statement in a direct listing. See Slack
       Techs., LLC v. Pirani, 598 U.S. 579 (2023) and Pirani v. Slack Techs., Inc., 127 F.4th
       1183 (9th Cir. 2025).
Our revenues and profits are subject to fluctuations., page 6

9. Your disclosure that you have not yet deployed units to any customers does not appear to be consistent with your disclosure on page 40 that you have sold two stores to customers. Please revise or advise.
Our business plans require a significant amount of capital..., page 13

10.    Please explain the basis for your statement that you expect that you will have
       sufficient capital to fund your currently planned operations. In this regard, we note your disclosure on the same page and on page 13 stating that you will need additional capital to develop your business.
 August 7, 2025
Page 3
Our status as an "emerging growth company" under the JOBS Act Of 2012..., page
24

11. Your disclosure indicating that you will use the extended transition period for complying with any new or revised financial accounting standards is not consistent with your disclosure on the cover page. Please revise or advise. In addition, please disclose the circumstances in which you would no longer be eligible to be an emerging growth company.
The Company's management has broad discretion over the use of proceeds from this offering..., page 26

12. Your disclosure in this risk factor is not consistent with your disclosure elsewhere in the registration statement that you will not receive any proceeds from this offering.
       Please revise or advise.
We currently have no requirements to make any reports to the Securities and Exchange
Commission, page 27

13. Given that you will incur reporting obligations upon effectiveness of this registration statement, this risk factor does not appear to be correct. Please remove this disclosure or advise.
Determination of Offering Price, page 29

14. In a direct listing, the pricing mechanism is a product of market demand, and there is no offering price "arbitrarily determined by the Company..." Please revise this section to disclose a history of private transactions in your stock, including a range of recent crowdfunding sales. Explain how these transactions relate to the establishment of the
       Current Reference Price on the first day of trading of the company's stock on the
       Nasdaq Global Market.
Plan of Distribution; Terms of the Offering, page 31

15. Please disclose any compensation that your Advisor will receive in connection with the offering. Please disclose whether the fee paid to the Advisor is entirely contingent on the successful consummation of the direct listing or whether any portion of the fee is required to be paid regardless of whether the direct listing is completed.
Market for Common Equity and Related Stockholder Matters, page 37

16. Please revise to clarify your statement that the "Series A Preferred Stock and Series B
       Preferred Stock will convert into common stock upon effectiveness of this
       Registration Statement that are owned by 1 shareholder."
17. Your disclosure that you intend to apply for the listing of your common stock on
       Nasdaq after the completion of this offering is not consistent with your disclosure on the cover page that Nasdaq listing is a condition to the offering. Please revise or advise.
18. You disclose that as of the date of effectiveness of this registration statement, there will be 100,000 shares of Series C Preferred Stock issued and outstanding. To the extent that you expect changes in your capitalization after your most recent balance sheet date, please tell us how you considered providing pro forma information that
 August 7, 2025
Page 4

       gives effect to the change in capitalization. Refer to Rule 11-01(a)(8) of Regulation S-
       X.
VenHub Global, Inc.'s Management's Discussion and Analysis of Financial Condition and
Results of Operations
Key Components of Results of Operations, page 40

19. Please provide narrative disclosure explaining the trends in operating results between periods. Refer to Item 303(b) of Regulation S-K. In addition, please provide additional disclosure regarding the breakdown in operating expenses. In this regard, we note that approximately 1%, 9%, and 2% of your operating expenses went toward research and development for the year ended December 31, 2023, the year ended December 31, 2024, and the three months ended March 31, 2025, respectively.
For the period January 31, 2023 (inception) to December 31, 2023 and the year ended
December 31, 2024, page 40

20. Please provide detailed disclosure regarding your incursion of convertible debt, either here or in a separate section. Refer to Item 303(b)(1)(ii)(B). For the three months ended March 31, 2024 and March 31, 2025
Liquidity and Capital Resources, page 42

21. Please revise to provide disclosure of the $2.5 million secured promissory note that you issued to Target Global Acquisition I Corp. on May 16, 2025. Liquidity and Capital Resources, page 42

22. We note your disclosure on page 13 that you will require significant capital to operate your business and fund your capital expenditures for the next several years. Please revise to provide an analysis of your ability to generate and obtain adequate amounts of cash to meet your requirements for the next 12 months and beyond. Please ensure that your discussion analyzes material cash requirements from known contractual and other obligations and the anticipated source of funds needed to satisfy such cash requirements. If a material deficiency is identified, revise to indicate the course of action that you have taken to or propose to take to remedy the deficiency. Please refer to Item 303(b)(1) of Regulation S-K.
Directors and Executive Officers, page 45

23. Please revise to disclose whether Ann Neidenbach will serve on your board of directors. In this regard, you disclose her inclusion on the board in some, but not all, sections of your disclosure.
Security Ownership of Certain Beneficial Owners and Management, page 52

24. Please revise to disclose any persons who beneficially own five percent or more of any of your voting securities. Refer to Item 403(a) of Regulation S-K. If Series C
       Preferred shares will be issued in conjunction with this offering, please include such shares in the tabular disclosure. In addition, revise to include the holdings of SSO,
       LLC in the aggregate beneficial ownership of Shahan Ohanessian and Shoushana
 August 7, 2025
Page 5

       Ohanessian. Finally, the column labeled "Amount and nature of beneficial ownership once trading commences" indicates that none of your officers or directors will sell any shares of common stock as part of this offering. Please confirm that your officers and directors do not intend to sell any shares as part of this offering or revise.
Certain Relationships and Related Transactions, page 53

25. Please revise to include all disclosure required by Item 404 of Regulation S-K.
Business of VenHub and Certain Information About VenHub, page 56

26. Please revise the discussion of your business throughout to more clearly distinguish between the products, services, and features that are currently available, those that are currently in development and those that may be available in the future. For example, on page 60, you disclose that you "will offer" round-the-clock customer support and
       "will provide" detailed training materials to customers. We also note from the FAQ section of your website that your current "Version 1" Smart Stores do not include ID verification technology that would enable sales of age-restricted products such as alcohol or tobacco. Your revised disclosures should also describe the timelines and expected cost to develop products, services and/or features that are under development but not yet available.
27. Please revise to more fully describe your plans for "initial commercial deployments"
       in 2025 and "ramp up of production" in 2026 and 2027. We note your discussion on page 66 about the expected capacity of various facilities once developed. However, it is unclear when production is expected to come online at each of those facilities and when they are expected to reach the full annual production capacity referenced on page 67. Your revised disclosures should describe the specific milestones associated with the development of your production facilities and the capital resources needed to achieve those milestones.
Smart Store Pre-Orders, page 60

28.    We note your 1,453    pre-orders    as of March 31, 2025. To enhance
transparency for
       investors, please revise your discussion of pre-orders as follows:
           Define pre-orders and explain the steps that must be taken by you and the customer to result in pre-orders becoming orders;
           Describe the rights and obligations of both you and the customer associated with pre-orders as compared to signed purchase contracts;
           Disclose the number of pre-orders that have been converted into signed purchase contracts and, separately, into completed Smart Stores sales as of the most recent balance sheet date;
           Quantify the dollar amount of deposits collected in connection with pre-orders as of the most recent balance sheet date; and Identify the number of pre-orders associated with each of your primary target
           markets. For example, we note that you plan to target your initial commercial deployments in Los Angeles and Las Vegas.
 August 7, 2025
Page 6
29. Your disclosure indicates that you have received over 1,000 pre-orders for Smart
       Stores but that deposits have not yet been collected. Please tell us how this is consistent with the claim on your website that you have received over $300 million in pre-orders for Smart Stores.
Intellectual Property, page 64

30. You indicate that intellectual property is critical to your strategy. Please revise your disclosures on page 66 to indicate (as you mention on page 11) that your trademark is facing an objection. Please also disclose the extent to which any of the patents listed on pages 65-66 are also facing objection. As a related matter, we note that several of your provisional patent applications have expired. Please revise to explain how these objections and expired patent applications may impact your business. Manufacturing and Supply, page 66

31. Please revise to provide disclosure about the actual availability of the raw materials material to your business. Refer to Item 101(c)(1)(iii)(A) of Regulation S-K. Please
       disclose whether you have experienced supplier concentration and provide related risk factor disclosure to the extent material.
Condensed Consolidated Financial Statements
Condensed Consolidated Statement of Operations, page F-4

32. When you update your interim financial statements, please revise the column headings above the two columns on the right side to indicate that these figures represent year-
       to-date results. For example, revise to indicate that these columns represent results for the six months ended June 30, 2025 and 2024. As a related matter, please revise the column headings throughout your interim financial statements to clearly distinguish between audited and unaudited periods.
Condensed Consolidated Statements of Stockholders' (Deficit), page F-5

33. It is unclear why you included condensed consolidated statements of stockholders'
       (deficit) for periods other than the three months ended March 31, 2025 and 2024. It also appears that you have a typo in the dates used within your condensed consolidated statement of stockholders' (deficit) for the quarter ended March 31, 2025.
       Please advise or revise.
Condensed Consolidated Statements of Cash Flows, page F-7

34. Please revise the descriptions of your adjustments to reconcile net loss to net cash used in operating activities so that it is more clear which line items represent changes in assets or liabilities between periods and which represent adjustments for items included in net loss that do not affect net cash used in operating activities.
35. It appears that you present proceeds from the sale of Series B preferred stock both within cash flows from financing activities and as a supplemental non-cash financing activity on page F-7. Please revise as needed to appropriately reflect the nature of these transactions.
 August 7, 2025
Page 7
2. Summary of Significant Accounting Policies
Basis of Presentation, page F-8

36. Since your audited financial statements for the year ended December 31, 2024 are included within this filing, please revise to remove the reference to your 2024 annual report filed on Form C.
Inventory, page F-9

37. Please revise to disclose the nature of your raw materials and work in progress inventory. Please also revise to include your accounting policies for cost of goods sold. Similar revisions should be made to your annual financial statements.
Revenue Recognition, page F-11

38. We note that you sold two Smart Store products during the quarter ended March 31,
       2025. So that we can better understand your revenue recognition policies for these products, please tell us all of the material promised goods and/or services included within your contracts with customers (including your contracts for SaaS and maintenance services). Please also tell us how you considered ASC 606-10-25 in determining whether each promised good and service was a distinct performance obligation or part of a bundle of goods and services that is distinct.
3. Commitments and Contingencies, page F-13

39. You disclose on page F-18 that you entered into a settlement agreement with Target
       Global Acquisition I Corp on May 16, 2025. We note that you delivered consideration payable under this arrangement on May 21, 2025, including $225,000 in cash, a $2.5 million secured note payable and 3,462,375 shares of common stock. Please refer to
       ASC 450-20-25-2 and tell us how you considered the need to recognize a loss related to this settlement as of March 31, 2025. Please also revise your disclosures on page F-
       18 to describe the circumstances under which repayment of the note could be accelerated.
5. Related Party Transactions, page F-13

40. Please revise to clarify that your CEO and President are married to each other and similarly revise the footnotes of your condensed consolidated financial statements on page F-30.
Crowdfunding Offering, page F-14

41. Your disclosure about the $5 million maximum crowdfunding offering size appears inconsistent with the $4,351,563 maximum offering disclosed in your amended Form
       C filed April 29, 2025. Please advise or revise accordingly.
Share Based Compensation, page F-15

42. Please tell us how you considered the need to provide the disclosures described in
       ASC 718-10-50 for both your annual and interim financial statements. August 7, 2025
Page 8
Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-19

43. Please include a report from your independent auditor that is dated and identifies the firm by name. If your auditor also audited the financial statements as of and for the period from inception to December 31, 2023, that period should also be referenced in their report. Refer to Rule 2-02(a) of Regulation S-X. Please also revise your disclosure on page 54 to include the date of your former accountant's audit report and the periods covered by the report.
Consolidated Statement of Operations, page F-21

44. We note that the three month periods ended December 31, 2023 and 2024 were not referenced in the audit report on page F-19. If you choose to include these columns within your audited financial statements, please consider if the column headers should be revised to indicate that the amounts presented are unaudited.
45. Please revise to present basic and diluted earnings per share on the face of your statement of operations for all periods presented. Refer to ASC 260-10-45-2. Please also revise your footnotes to include disclosures required by ASC 260-10-50. Similar revisions should also be made to your interim financial statements. Consolidated Statements of Stockholders' (Deficit), page F-23

46. Please revise your statement of stockholders' deficit to include the entire fiscal 2023 period.
Recent Sales of Unregistered Securities, page II-1

47. Please provide all the information required by Item 701 of Regulation S-K for all securities sold by the company within the past three years that were not registered under the Securities Act, including the date(s) of sale, the title and the dollar amount of securities sold in reliance on Regulation Crowdfunding. Please also ensure that you include the units sold on June 27, 2025; convertible notes executed on August 16,
       2024, December 2, 2024 and February 14, 2025; the stock purchase agreements signed on January 21, 2024, April 10, 2024, and July 15, 2024; and any other securities sold in the past three years.
Signatures, page II-4

48. When publicly filed, please ensure that the registration statement is signed by your principal executive officer, principal financial officer, and principal accounting officer. Refer to Instruction 1 to Signatures on Form S-1.
General

49. Please revise to ensure that disclosure regarding your classes of securities is consistent throughout your filing. In this regard, we note that:
           Your disclosure on the cover that the Series C Preferred Shares will convert in connection with this registration statement is not consistent with your disclosure on page 34 that the Series C Preferred Stock shall have no conversion rights.
           Your disclosure on the cover that the Series B Preferred shares will convert "upon
 August 7, 2025
Page 9

           Nasdaq listing" is not consistent with your disclosure on page 34 that the Series B
           Preferred Stock convert solely at the discretion of your board of directors.
             Your disclosure regarding when the Series A Preferred Stock will convert into shares of common stock is not clear. You disclose on the cover that such conversion will occur "upon Nasdaq listing," on pages 4 and 37 that it will occur
           "upon effectiveness of this Registration Statement," and on pages 17 and 34 that it will occur "immediately prior to commencing trading."
             You disclose that the Series A Preferred shares will convert into 37,935,029 shares of common stock on the cover page and that they will
           convert into 57,935,029 shares of common stock on page 34.
             You disclose on the cover that there are currently 607,986 shares of Series B
           Preferred Stock outstanding but on page 4 that there are 615,418 shares outstanding. Similar discrepancies appear elsewhere in the filing.
             Your disclosure on page 34 states only that you will "establish" the Series
           C Preferred Stock upon effectiveness of this Registration Statement, but implies on pages 17 and 37 that that all authorized Series C Preferred shares will simultaneously be issued and outstanding.
50. Please revise to identify the selling shareholders participating in this offering. Revise the cover page and each relevant section throughout the prospectus to clarify the number of shares that are held by selling shareholders, the percentage the shares held by selling shareholders represents of all restricted shares outstanding, and the number of shares not being registered that may be freely sold upon effectiveness of the registration statement.
51. We note that you have applied to list your shares on the Nasdaq Global Market. Please tell us the direct listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. For example, if you plan to conduct a reverse stock split contemporaneously with this offering, you should include disclosure highlighting this anticipated step and the possible negative effects to shareholders of doing so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.
52. We note recent statements by your CEO that you plan to go public through a direct listing and that your shares "could begin trading publicly either next month or in early
       October." We also note that your crowdfunding offering is ongoing. Please explain how you are complying and intend to comply with the integration rules set forth in
       Rule 152, as well as Section 5(c) of the Securities Act.
        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Larry Spirgel at 202-551-3815 with any other questions.
 August 7, 2025
Page 10



                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology
cc:   William Eilers